January 29, 2021

VIA EDGAR TRANSMISSION

Allison White, Esq.

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Ranger Funds Investment Trust, File Nos. 811-22576 (the “Registrant”)

Dear Ms. White:

On November 30, 2020, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of its series the Ranger Small Cap Fund and Ranger Micro Cap Fund (each a “Fund” and collectively, the “Funds”).  In a telephone conversation on December 7, 2020, you provided comments to the Proxy Statement to Krisztina Nadasdy. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1:

Please provide a copy of the proxy card for review.

Response:

The Registrant has provided a copy of the proxy card via email and has included the proxy card in the definitive filing.

Comment 2:

The last paragraph in the introduction regarding the availability of financial statements is cut off, please ensure that the full paragraph is disclosed in the definitive version.

Response:

The Registrant has included the disclosure regarding the availability of financial statements in the definitive filing.

Comment 3:

In the background section, the second full paragraph is fairly wordy, please revise to state the information more clearly and concisely.

Response:

The Registrant has revised the referenced disclosure as follows:

Prior to December 31, 2020, Ranger was controlled by Jason C. Elliott, Trustee and Chairman of the Board of the Trust. Mr. Elliott, through various affiliated entities, controlled the general partner of Ranger (Ranger Investment Group, LLC). William Conrad Doenges II, Joseph T. LaBate, Andrew F. Hill, Brown McCullough and Brian Busby (collectively, the “Management Team”) each serve as members of the portfolio

Allison White

January 29, 2021

management team at Ranger. Pursuant to a purchase agreement dated November 17, 2020, a newly formed entity, Ranger Investment GP LLC (“Ranger GP”), became the general partner of Ranger, and members of the Management Team acquired a portion of the limited partnership interests in Ranger. Ranger GP is controlled by its sole managing member, Mr. Doenges, with additional membership interests held by Mr. LaBate, Mr. Hill and Mr. McCullough. Kudu Investment US LLC provided additional financing for the transfer of control to the Management Team by purchasing the remainder of the limited partnership interests in Ranger pursuant to a separate purchase agreement dated November 17, 2020 (together with the transactions contemplated by each of the above referenced purchase agreements, the “Transaction”). The Transaction closed on December 31, 2020 and did not result in any changes to the Funds’ investment objectives, principal strategies or risks, and the portfolio managers remain the same. Further, Ranger believes that the Transaction will not result in any interruption in, or decrease in the quality of the services provided by Ranger.

Comment 4:

Please clarify the role of Kudu Investment US LLC in the Transaction.

Response:

Kudu Investment US LLC provided additional financing to facilitate the change of control of Ranger Investment Management LP to its management team. Please see revised disclosure noted in the Registrant’s response to Comment 3.

Comment 5:

In the Board deliberations regarding fees and expenses, please disclose how the fees and expenses of the Ranger Micro Cap Fund compare to the fees and expenses of its peer group and Morningstar Category.

Response:

The Board considered Ranger Micro Cap Fund’s fees and expenses in comparison to those of the Fund’s peer group and Morningstar category, and the Board deliberations have been revised to reflect these deliberations.

If you have any questions, please call Ryan Wheeler at 513-352-6693.

Very truly yours,

/s/ Ryan S. Wheeler

Ryan S. Wheeler